SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G-A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SUPERIOR GROUP OF COMPANIES, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

868358102
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP NO. 868358102	13G	PAGE 2 OF 6 PAGES

1	NAME OF REPORTING PERSON Mochelle A. Stettner
S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	848,360

	6	SHARED VOTING POWER	10,288

	7	SOLE DISPOSITIVE POWER	848,360

	8	SHARED DISPOSITIVE POWER	10,288

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	848,360

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *	☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 10549

SCHEDULE 13G UNDER THE SECURITIES

EXCHANGE ACT OF 1934

Item 1. (a). Name of Issuer: Superior Group of Companies, Inc.

(b). Address of Issuer's Principal Executive Offices:

10055 Seminole Boulevard
Seminole, FL 33775

Item 2. (a). Name of Person Filing: Mochelle A. Stettner

(b). Address of Principal Office:

Residence: 2331 Lehigh Parkway North
Allentown, PA 18103

Page 3 of 6 Pages

Item 2. (c). Citizenship: United States:

(d). Title of Class of Securities: Common Stock

(e). CUSIP Number: 868358102

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Inapplicable

Item 4. Ownership:

(a). Amount Beneficially Owned 848,360 (1)(2)

(b). Percent of Class: 5.6%

(c). Number of Shares as to which Mochelle A. Stettner has:

(i) sole power to vote or to direct the vote 848,360 (1)

* Continued -- see Addendum attached hereto.

(ii) shared power to vote or to direct the vote 10,288 (2)

(iii) sole power to dispose or to direct the disposition of 848,360

(iv) shared power to dispose or to direct the disposition of 10,288

Page 4 of 6 Pages

* ADDENDUM to SCHEDULE 13G

Item 4. Ownership:

(1) Includes 1,824 shares held as custodian for children who are now adults.

(2) 10,288 shares owned by Trust of which the reporting person is a Co-Trustee with the adult child for the child's benefit.

Item 5. Ownership of Five Percent or Less of a Class:

Inapplicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Inapplicable

Item 8. Identification and Classification of Members of the Group:

Inapplicable

Page 5 of 6 Pages

Item 9. Notice of Dissolution of Group:

Inapplicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Mochelle A. Stettner
Title: Individual Shareholder

Dated: February 9, 2021

Page 6 of 6 Pages